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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            (Amendment No. . . . )*

                       Home Security International, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   437333107
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                                (CUSIP Number)

                                  Rodney Adler
                         Adler Corporation Pty Limited
                           Level 34, Australia Square
                             264-278 George Street
                            Sydney, New South Wales
                                   Australia

                               011.61.2.9253.8500
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 25, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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                                                             Page 2 of 4 Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adler Corporation Pty Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Australia
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                          SOLE VOTING POWER
                     7
     NUMBER OF            600,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             600,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      600,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.29%
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      TYPE OF REPORTING PERSON*
14
      CO, HC
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                                                             Page 3 of 4 Pages
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Item 1. Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $0.001 par value per share ("Common Stock"), of Home Security International, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at Level 7, 77 Pacific Highway, North Sydney, New South Wales 2060, Australia.

Item 2. Identity and Background.

     This Schedule 13D is filed on behalf of Adler Corporation Pty Limited, an Australian corporation ("AC" or the "Reporting Person"). This Schedule 13D also includes information with respect to the executive officers, directors and control persons of AC (each a "Control Person").

     (a)-(c), (f)

     AC is an investor in shares and other securities. Rodney Adler and Lynda Adler who are both Australian citizens each hold one share in the capital of AC and are Directors of AC.

The address of AC and each of the Control Persons is:

  Level 34, Australia Square
  264-278 George Street
  Sydney NSW 2000
  Australia

     (d) During the last 5 years, neither AC nor any Control Person has been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

     (e) During the last 5 years, neither AC nor any Control Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The consideration of $281,250 for the purchase of the 600,000 shares in the Issuer was provided from the working capital of AC. No funds were borrowed to make the purchase.

Item 4. Purpose of the Transaction.

     AC invests in a wide range of listed and unlisted companies. AC acquired the shares in the Issuer pursuant to a privately negotiated transaction which cleared on the open market purchase with no special conditions.

     AC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, AC will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If AC believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Stock in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, AC may determine to dispose of some or all of the Common Stock it currently owns or otherwise acquired by it, either in the open market or in privately negotiated transactions.
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                                                             Page 4 of 4 Pages
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     Except as set forth above, AC has no plans or proposals to engage in any of the activities described in items (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

     (a)-(b). Pursuant to a private negotiated transaction which cleared on the open market, AC acquired beneficial ownership of 600,000 shares of Common Stock (10.29% of the total number of shares of Common Stock outstanding, based on a total of 5,828,278 shares of Common Stock outstanding on June 14, 2000). AC has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. AC holds direct beneficial ownership of 600,000 shares of Common Stock. See Item 2 for information on the Control Persons.

     (c) Except for those shares acquired and disclosed herein, neither AC nor the Control Persons, have acquired beneficial ownership of any Common Stock within the last sixty (60) days.

     (d)   Not applicable.

     (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                                       Adler Corporation Pty Limited


                                       By: /s/ Rodney Adler
                                           -------------------------------------
                                           Rodney Adler, Director